UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)1

SEVION THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

81834Q104
(CUSIP Number)

Steven D. Rubin 4400 Biscayne Boulevard Miami, Florida 33137 (305) 575-6015
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81834Q104	13D	Page 2 of 6 Pages

1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Phillip Frost
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		citizenship or place of organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 136,253 (1)
	8	shared voting power 1,609,858 (2)(3)
	9	sole dispositive power 136,253 (1)
	10	shared dispositive power 1,609,858 (2)(3)
11		aggregate amount beneficially owned by each reporting person 1,746,111 (1)(2)(3)
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐
13		percent of class represented by amount in row (11) 8.4%(4)
14		type of reporting person* IN

1.	Consists of options to purchase 136,253 shares of Common Stock held by Dr. Frost that are exercisable within 60 days of the date of this filing.

2.	Includes 1,598,170 shares of Common Stock (as defined below) and warrants to purchase 11,688 shares of Common Stock held by Frost Gamma Investments Trust, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost.

3.	Held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

4.	Beneficial Ownership percentage based upon approximately 20,636,847 shares of Common Stock outstanding as of November 1, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2016.

CUSIP No. 81834Q104	13D	Page 3 of 6 Pages

1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frost Gamma Investments Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		citizenship or place of organization Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 0
	8	shared voting power 1,609,858 (1)
	9	sole dispositive power 0
	10	shared dispositive power 1,609,858 (1)
11		aggregate amount beneficially owned by each reporting person 1,609,858 (1)
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☒
13		percent of class represented by amount in row (11) 7.8% (2)
14		type of reporting person* OO

1.	Includes 1,598,170 shares of Common Stock (as defined below) and warrants to purchase 11,688 shares of Common Stock held by Frost Gamma Investments Trust, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost.

2.	Beneficial Ownership percentage based upon approximately 20,636,847 shares of Common Stock outstanding as of November 1, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2016.

Item 1. Security and Issuer

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D, filed May 29, 2014, as amended by Amendment No. 1, filed June 20, 2014, as amended by Amendment No. 2, filed December 29, 2014, as amended by Amendment No. 3 filed October 16, 2015 (the “Original Schedule 13D”), by Phillip Frost, M. D. (“Dr. Frost”) and Frost Gamma Investments Trust (the “Trust” and together with Dr. Frost, the “Filing Persons”) relating to the Common Stock, par value $0.01 per share, of Sevion Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Filing Persons are filing this amendment to the Original Schedule 13D to, among other things, update the disclosures set forth therein to reflect option grants held by the Filing Persons discussed in Item 3 below and the expiration of certain warrants and update the Filing Persons’ beneficial ownership disclosures in Item 5 below. The principal executive officers of the Issuer are located at 10210 Campus Point Dr., Suite 150, San Diego, California 92121.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

December 2013 Warrant Issuance

In December 2013, the Filing Persons were issued warrants to purchase shares of the Issuer’s Common Stock. On December 16, 2016, such warrants expired unexercised.

May 2014 Warrant Issuance

On September 30, 2016, and December 16, 2016, 234,342 of the 246,030 warrants issued expired unexercised.

November 19, 2015 Option Grant

On November 19, 2015, an option to purchase 32,500 shares of Common Stock at an exercise price of $0.50 was granted to Dr. Frost. The option was immediately exercisable.

June 13, 2016 Option Grant

On June 13, 2016, an option to purchase 78,409 shares of Common Stock at an exercise price of $0.22 was granted to Dr. Frost. The option was immediately exercisable.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)	The Trust is the beneficial owner of 1,609,858 shares of the Issuer’s Common Stock, representing 7.8% of the Issuer’s shares of Common Stock outstanding (based upon 20,636,847 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 14, 2016). Such 1,609,858 shares of Common Stock include: (i) 1,598,170 shares of Common Stock held by the Trust and (ii) warrants to purchase 11,688 shares of Common Stock held by the Trust that are exercisable within 60 days of the date of this filing. Dr. Frost is the beneficial owner of 1,746,111 shares of the Issuer’s Common Stock, representing 8.4% of the Issuer’s shares of Common Stock outstanding (based upon 20,636,847 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 14, 2016). Such 1,746,111 shares of Common Stock include: (i) 1,598,170 shares of Common Stock held by the Trust, (ii) warrants to purchase 11,688 shares of Common Stock held by the Trust that are exercisable within 60 days of the date of this filing and (iii) options to purchase 136,253 shares of Common Stock held by Dr. Frost that are exercisable within 60 days of the date of this filing. By virtue of Dr. Frost’s status as trustee of the Trust, he may be deemed the beneficial owner of the shares of Issuer’s securities held by the Trust.

(b)	The Filing Persons share voting and dispositive power over the 1,609,858 shares of the Issuer’s Common Stock held by the Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Dr. Frost holds sole voting and dispositive power over the options to purchase 136,253 shares of Common Stock that are exercisable within 60 days of the date of this filing.

(c)	During the past sixty days prior to the date hereof, the following transactions occurred:

On December 16, 2016, warrants to purchase 567,029 shares of Common Stock expired unexercised.

Other than the expiration of warrants as described in Item 3 above, during the past sixty days prior to the date hereof, the Filing Persons have not engaged in any transaction in the Issuer’s Common Stock.

(d)	To the best knowledge of the Filing Persons, no person, other than the Filing Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Persons.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Phillip Frost
Dated: February 8, 2017	Phillip Frost, M.D.

Dated: February 8, 2017	Frost Gamma Investments Trust

	By:	/s/ Phillip Frost
	Name:	Phillip Frost, M.D.
	Title:	Trustee